UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_  Form 40-F

SIX MONTHS ENDED JUNE 30, 2023
For Immediate Release SQM REPORTS EARNINGS FOR THE SIX MONTHS ENDED JUNE 30, 2023

●
(1) for the six months ended June 30, 2023 of US$749.9 million compared to US$2,462.1 million for the same period the year before. Earnings per share totaled US$3.01 for the six months ended June 30, 2023.
●
for the six months ended June 30, 2023, reached US$4,321.8 million.

August 17, at 12:00am ET (12:00pm Chile time).

Highlights

●
SQM reported net income(1) for the six months ended June 30, 2023 of US$1,330.1 million compared to US$1,655.4 million for the same period last year. Earnings per share totaled US$4.66 for the six months ended June 30, 2023.
●
Revenues for the six months ended June 30, 2023, reached US$4,315.6 million compared to US$4,618.6 million reported for the same period last year.
●
SQM signed long-term lithium supply agreements with Ford Motor Company and LG Energy Solution.
●
Total contribution to the Chilean treasury amounted to approximately US$1.7 billion for the six months ended June 30, 2023.

SQM will hold a conference call to discuss these results on Thursday, August 17, at 12:00am ET (12:00pm Chile time).

Participant Dial-In (Toll Free): 1-844-282-4852 Participant International Dial-In: 1-412-317-5626 Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=R7gtDgWV

Santiago, Chile. August 16, 2023.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the six months ended June 30, 2023, of US$1,330.1 million (US$4.66 per ADR), a decrease of approximately 20% from US$1,655.4 million (US$5.80 per ADR) for the six months ended June 30, 2022.

Gross profit(2) reached US$1,920.7 million (44.5% of revenues) for the six months ended June 30, 2023, lower than US$2,462.1 million (53.3% of revenues) recorded for the six months ended June 30, 2022. Revenues totaled US$4,315.6 million for the six months ended June 30, 2023, representing a decrease of approximately 7% compared to US$4,618.6 million reported for the six months ended June 30, 2022.

The Company also announced earnings for the second quarter of 2023 of US$580.2 million (US$2.03 per share), a decrease of approximately 32% compared to US$859.3 million (US$3.01 per share) for the second quarter of 2022. Gross profit for the second quarter of 2023 reached US$855.1 million, approximately 34% lower than the US$1,297.4 million reported for the second quarter 2022. Revenues totaled US$2,051.7 million for the second quarter of 2023, a decrease of approximately 21% compared to US$2,598.8 million for the second quarter of 2022.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “Our second quarter 2023 results were lower when compared to the same period last year primarily due to the lower realized average sales prices in the lithium business. While lithium sales volumes showed a significant recovery during this quarter, reaching historical high levels, lower spot prices especially in China in the beginning of the second quarter had a negative impact on reported sales and net income. We continue to see positive dynamic in lithium market supported by strong EV sales volumes in different markets and expect the global lithium demand growth to reach at least 20% this year”.

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He closed by saying: “During this quarter we signed a couple of important long-term lithium supply agreements, including the agreements with Ford Motor Company and LG Energy Solutions. We are proud of the trust that our partners put in our ability to grow our production volumes and deliver high quality lithium products to support global decarbonization efforts”.

The strong performance of the iodine business continues with higher average sales prices and increased sales volumes expected in 2023 when compared to last year. We are making progress in our capacity expansion projects and expect to produce additional 800 metric tons of iodine this year to support the growth in the x-ray contrast media segment.

Our 2022 Sustainability report has been released, providing a comprehensive account of our dedication and progress in achieving more sustainable operations and the development of low-carbon emission products.

SQM´s total contribution to the Chilean treasury reached close to US$1.7 billion for the first six months of 2023, including payments related to the public-private alliance with CORFO.

Segment Analysis

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$3,110.8 million during the six months ended June 30, 2023, a decrease of 5.5% compared to US$3,293.0 million recorded for the six months ended June 30, 2022.

Revenues for lithium and derivatives during the second quarter 2023 decreased 20.7% compared to the second quarter 2022. Total revenues amounted to US$1,464.6 million during the second quarter of 2023, compared to US$1,846.6 million in the second quarter of 2022.

Lithium and Derivatives Sales Volumes and Revenues:

		6M2023	6M2022	2023/2022
Lithium and Derivatives	Th. MT	75.4	72.3	3.2	4%
Lithium and Derivatives Revenues	MUS$	3,110.8	3,293.0	(182.2)	(6)%

		2Q2023	2Q2022	2023/2022
Lithium and Derivatives	Th. MT	43.1	34.2	8.9	26%
Lithium and Derivatives Revenues	MUS$	1,464.6	1,846.6	(382.1)	(21)%

The positive impact of significantly higher sales volumes during the second quarter of 2023 was partially offset by lower average sales prices when compared to the same period last year. As we anticipated, the lithium demand recovered during the second quarter with year-on-year EV sales growth reaching close to 50% in China and the US markets and almost 40% in Europe, the latter being a very positive development compared to previously seen estimates. As a result, our sales volumes reached record high levels for the second quarter 2023 surpassing 43,000 metric tons, over 26% higher than sales volumes reported for the same quarter last year and over 33% higher than sales volumes reported for the first quarter this year. We expect our sales volumes to be higher during the second half of the year than the sales volumes reported for the first half of this year.

On the other hand, our realized average sales price decreased almost 37% year on year and close to 33% when compared to the first quarter this year. Since the majority of our sales contracts are linked to price indices which move with the market, we believe our realized average prices could follow the same trend with some lag depending on the contract.

We have adjusted our expected production volume from our operations in Chile and China to reach between 180,000 and 190,000 metrics tons this year. While our expansions in Chile are progressing on schedule and we expect to ramp up our lithium carbonate capacity to 210,000 metric tons by the end of 2024, the start-up of our refinery plant in China has been delayed and we now expect to see first production in the coming months.

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Gross profit(2) for the Lithium and Derivatives segment accounted for approximately 75% of SQM’s consolidated gross profit for the six months ended June 30, 2023.

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the six months ended June 30, 2023, totaled US$468.4 million, representing a 22.7% decrease when compared to US$605.6 million reported for the six months ended June 30, 2022.

Revenues from our Specialty Plant Nutrition business line during the second quarter 2023 reached US$247.5 million, a decrease of 25.1% compared to US$330.3 million reported in the second quarter 2022.

Specialty Plant Nutrition Sales Volumes and Revenues:

		6M2023	6M2022	2023/2022
Specialty Plant Nutrition Total Volumes	Th. MT	389.8	440.8	(50.9)	(12)%
Sodium Nitrate	Th. MT	8.8	6.4	2.4	37%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	212.4	262.6	(50.2)	(19)%
Specialty Blends	Th. MT	99.4	105.3	(5.9)	(6)%
Other specialty plant nutrients (*)	Th. MT	69.2	66.5	2.8	4%
Specialty Plant Nutrition Revenues	MUS$	468.4	605.6	(137.2)	(23)%

		2Q2023	2Q2022	2023/2022
Specialty Plant Nutrition Total Volumes	Th. MT	221.7	230.1	(8.4)	(4)%
Sodium Nitrate	Th. MT	2.1	2.4	(0.3)	(11)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	123.6	138.3	(14.7)	(11)%
Specialty Blends	Th. MT	59.8	55.3	4.6	8%
Other specialty plant nutrients (*)	Th. MT	36.2	34.1	2.0	6%
Specialty Plant Nutrition Revenues	MUS$	247.5	330.3	(82.8)	(25)%

*Includes trading of other specialty fertilizers.

The revenues from the specialty plant nutrition business line during the second quarter of 2023 were impacted by significantly lower sales volumes and lower average sales prices when compared to the same period of 2022. We saw some demand recovery during the second quarter when compared to the first quarter of 2023 and expect that demand recovery could continue into the second half of the year. However, due to lower demand during the first quarter of 2023 and some reduced agricultural activity as result of the impact of climate conditions in various market, the annual global demand growth is expected to be flat to negative in 2023.

SPN gross profit(2) accounted for approximately 7% of SQM’s consolidated gross profit for the six months ended June 30, 2023.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the six months ended June 30, 2023, totaled US$461.0 million, an increase of 41.1% compared to US$326.7 million reported for the six months ended June 30, 2022.

Iodine and derivatives revenues for the second quarter 2023 amounted to US$221.3 million, an increase of 27.0% compared to US$174.2 million recorded during the second quarter 2022.

Iodine and Derivative Sales Volumes and Revenues:

6M2023	6M2022	2023/2022

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Iodine and Derivatives	Th. MT	6.6	6.2	0.4	6%
Iodine and Derivatives Revenues	MUS$	461.0	326.7	134.3	41%

		2Q2023	2Q2022	2023/2022
Iodine and Derivatives	Th. MT	3.2	3.2	0.0	0%
Iodine and Derivatives Revenues	MUS$	221.3	174.2	47.1	27%

The revenues from iodine and derivatives business line during the second quarter 2023 increased significantly as a result of higher average prices compared to the same period last year. We anticipate that demand in the contrast media segment will remain robust and could potentially grow by approximately 7% this year, while global iodine market growth is expected to be flat to negative year-on-year. Despite record high market prices, we are not seeing any new supply coming online this year except for the incremental volumes of approximately 800 metric tons which that we expect to produce this year.

Gross profit(2) for the Iodine and Derivatives segment accounted for approximately 15% of SQM’s consolidated gross profit for the six months ended June 30, 2023.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2023, totaled US$153.1 million, lower than revenues reported during the six months ended June 30, 2022, which totaled US$296.5 million, representing a 48.4% decrease.

Potassium chloride and potassium sulfate revenues during the second quarter of 2023 decreased 63.7%, reaching US$66.2 million, compared to US$182.4 million for the second quarter of 2022.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		6M2023	6M2022	2023/2022
Potassium Chloride and Potassium Sulfate	Th. MT	261.8	319.3	(57.5)	(18)%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	153.1	296.5	(143.4)	(48)%

		2Q2023	2Q2022	2023/2022
Potassium Chloride and Potassium Sulfate	Th. MT	124.3	177.6	(53.3)	(30)%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	66.2	182.4	(116.3)	(64)%

The quarterly revenues in the potassium chloride and potassium sulfate business line decreased compared to the same period last year, as a result of lower average sales prices and sales volumes. Our average potassium sales prices decreased over 48% year-on-year and almost 16% when compared to the first quarter this year. We believe that the price decrease could have a positive impact on global potash market demand resulting in a growth of approximately 10% during this year when compared to 2022. We expect our potassium sales volumes could surpass 500,000 metric tons in 2023.

Gross profit(2) for potassium chloride and potassium sulfate accounted for approximately 2% of SQM’s consolidated gross profit for the six months ended June 30, 2023.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2023, reached US$113.1 million, 31.4% higher than US$86.0 million recorded for the six months ended June 30, 2022.

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Industrial chemicals revenues for the second quarter of 2023 totaled US$47.1 million, a decrease of 20.1% compared to US$59.0 million for the second quarter of 2022.

Industrial Chemicals Sales Volumes and Revenues:

		6M2023	6M2022	2023/2022
Industrial Nitrates	Th. MT	119.6	69.9	49.7	71%
Industrial Chemicals Revenues	MUS$	113.1	86.0	27.0	31%

		2Q2023	2Q2022	2023/2022
Industrial Nitrates	Th. MT	48.6	52.9	(4.4)	(8)%
Industrial Chemicals Revenues	MUS$	47.1	59.0	(11.8)	(20)%

Industrial chemicals revenues during the second quarter of 2023 were lower when compared to revenues reported during the same period last year as a result of lower sales volumes. We sold approximately 35,000 metric tons of solar salts during this period and expect that our total solar salts sales volumes in 2023 could reach over 120,000 metric tons.

Gross profit(2) for the Industrial Chemicals segment accounted for approximately 1% of SQM’s consolidated gross profit for the six months ended June 30, 2023.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$9.3 million for the six months ended June 30, 2023, a decrease compared to US$10.9 million for the six months ended June 30, 2022.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$2,264.7 million for the six months ended June 30, 2023, an increase of 11.0% compared to US$2,040.8 million for the same period in 2022.

Administrative Expenses

Administrative expenses totaled US$86.6 million (2.0% of revenues) for the six months ended June 30, 2023, compared to US$66.9 million (1.4% of revenues) for the six months ended June 30, 2022.

Financial Indicators

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2023, were US$7.7 million, compared to net financial expenses of US$39.1 million for the six months ended June 30, 2022.

Income Tax Expense

For the six months ended June 30, 2023, the income tax expense reached US$503.3 million, representing an effective tax rate of 27.4%, compared to an income tax expense of US$668.1 million during the six months ended June 30, 2022. The Chilean corporate tax rate was 27.0% in 2022 and 2023.

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Adjusted EBITDA(3)

Adjusted EBITDA for the six months ended June 30, 2023, was US$1,964.3 million (Adjusted EBITDA margin of 45.5%), compared to US$2,510.9 million (Adjusted EBITDA margin of 54.4%) for the six months ended June 30, 2022.

Adjusted EBITDA for the second quarter of 2023, was US$876.6 million (Adjusted EBITDA margin of 42.7%), compared to US$1,324.5 million (Adjusted EBITDA margin of 51.0%) for the second quarter of 2022.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
3)	Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

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We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

	For the 2nd quarter		For the six months ended June 30,
(US$millions)	2023	2022	2023	2022

Profit for the Period	580.8	861.5	1,332.3	1,658.9
(+) Depreciation and amortization expenses	66.6	60.6	130.2	115.8
(+) Finance costs	32.0	23.4	59.3	48.8
(+) Income tax expense	221.4	354.0	503.3	668.1
EBITDA	900.7	1,299.5	2,025.1	2,491.6
(-) Other income	14.5	2.3	32.2	4.9
(-) Other gains (losses)	1.6	(0.8)	1.3	(0.3)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	(3.1)	4.3	(2.7)	14.2
(+) Other Expenses	(6.0)	(20.0)	(22.0)	(24.5)
(+) Impairment of financial assets and reversal of impairment losses	(0.6)	(3.5)	(1.6)	(8.5)
(-) Finance income	21.0	6.9	51.7	9.7
(-) Foreign currency translation differences	(3.1)	(14.2)	2.0	(14.8)
Adjusted EBITDA	876.6	1,324.5	1,964.3	2,510.9

SQM S.A. 2Q2023 Earnings release	8

Consolidated Statement of Financial Position

	As of Jun. 30,	As of Dec. 31,
(US$Millions)	2023	2022

Total Current Assets	6,178.7	6,991.5
Cash and cash equivalents	2,062.8	2,655.2
Other current financial assets	590.7	961.4
Accounts receivable (1)	1,047.7	1,169.0
Inventory	1,854.2	1,784.3
Others	623.4	421.6

Total Non-current Assets	4,383.2	3,827.6
Other non-current financial assets	56.4	32.1
Investments in related companies	65.9	54.4
Property, plant and equipment	3,147.9	2,726.8
Other Non-current Assets	1,113.0	1,014.2

Total Assets	10,561.9	10,819.1

Total Current Liabilities	2,587.0	3,051.5
Short-term debt	881.1	523.0
Others	1,706.0	2,528.5

Total Long-Term Liabilities	3,023.9	2,835.6
Long-term debt	2,508.7	2,394.2
Others	515.2	441.3

Shareholders’ Equity before Minority Interest	4,914.3	4,896.6

Minority Interest	36.8	35.4

Total Shareholders’ Equity	4,951.0	4,932.0

Total Liabilities & Shareholders’ Equity	10,561.9	10,819.1

Liquidity (2)	2.4	2.3

(1)	Accounts receivable + accounts receivable from related companies
(2)	Current assets / current liabilities

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Consolidated Statement of Income

	For the 2nd quarter		For the six months ended Jun. 30,
(US$Millions)	2023	2022	2023	2022

Revenues	2,051.7	2,598.8	4,315.6	4,618.6

Lithium and Lithium Derivatives	1,464.6	1,846.6	3,110.8	3,293.0
Specialty Plant Nutrition (1)	247.5	330.3	468.4	605.6
Iodine and Iodine Derivatives	221.3	174.2	461.0	326.7
Potassium Chloride & Potassium Sulfate	66.2	182.4	153.1	296.5
Industrial Chemicals	47.1	59.0	113.1	86.0
Other Income	5.1	6.2	9.3	10.9

Cost of Goods Sold	(1,130.0)	(1,240.8)	(2,264.7)	(2,040.8)
Depreciation and Amortization	(66.6)	(60.6)	(130.2)	(115.8)

Gross Profit	855.1	1,297.4	1,920.7	2,462.1

Administrative Expenses	(45.2)	(33.6)	(86.6)	(66.9)
Financial Expenses	(32.0)	(23.4)	(59.3)	(48.8)
Financial Income	21.0	6.9	51.7	9.7
Exchange Difference	(3.1)	(14.2)	2.0	(14.8)
Other	6.3	(17.6)	7.2	(14.2)

Income Before Taxes	802.1	1,215.6	1,835.6	2,327.0

Income Tax	(221.4)	(354.0)	(503.3)	(668.1)

Net Income before minority interest	580.8	861.5	1,332.3	1,658.9

Minority Interest	(0.5)	(2.3)	(2.2)	(3.5)

Net Income	580.2	859.3	1,330.1	1,655.4
Net Income per Share (US$)	2.03	3.01	4.66	5.80

(1)	Includes other specialty fertilizers

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About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

Isabel Bendeck 56-2-24252074 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, Salar Futuro Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: August 16, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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